EXHIBIT 99.10

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company") 550-510 Burrard Street

Vancouver, British Columbia V6C 3A8 Canada

2.	Date of Material Change:

January 27, 2020.

3.	News Release:

The news release was issued and disseminated on January 27, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that, further to its press release on January 14, 2020 regarding its special warrant financing (the "Offering"), it has completed an additional tranche of the Offering on a non-brokered basis, issuing 457,875 special warrants (each, a "Special Warrant") at a price of C$4.00 per Special Warrant for aggregate gross proceeds of C$1,831,500 (the "Additional Tranche").

5.	5.1 - Full Description of Material Change:

Each Special Warrant will be convertible into one unit of the Company (each, a "Unit") without payment of any additional consideration upon fulfillment of certain conditions. Each Unit will consist of one (1) common share of the Company (each, a "Common Share") and one-half (1/2 or 0.5) of one (1) common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one (1) common share of the Company (a "Warrant Share") at an exercise price of C$5.40 per Warrant Share for a term of five (5) years following the closing of the Offering (the "Closing").

The aggregate gross proceeds under the Offering, inclusive of the Additional Tranche, is C$13,331,500. The terms of the Special Warrants are disclosed in the January 14, 2020 press release of the Company.

The securities issued in connection with the Additional Tranche will be subject to a four month hold period from the date of Closing unless a qualifying prospectus is filed and deemed effective within that time. The Offering is subject to TSX Venture Exchange final approval.

The net proceeds of the Offering will be used for working capital and general corporate purposes.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

February 6, 2020.